Form G-FIN



08032285

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE

11-374

Notice of Government Securities Broker or Government Securities Dealer Activities
To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. ☐ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☒ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

OCT 3 0 2008

BRANCH OF REGISTRATIONS
AND
02 EXAMINATIONS

4. A. Full name of the financial institution:

Central Trust Bank

B. Address of principal office of financial institution:

238 Madison Street, Jefferson City MO 65101

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

PROCESSED

B NOV 0 3 2008

THOMSON REUTERS

D. Mailing address if different from (B) or (C):

E. Name, title and telephone number of contact person with respect to this notice:

Phylos JH Sandison   Vice President   573-634-1271
Name   Title   Telephone

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

(If yes, provide addresses and describe activities.)

Boone County National Bank - Buying & Selling gout. securities for bank customers - 720 E. Broadway, Columbia, MO 65201
First Natl. Bank of St. Louis - Buying & Sell govt. securities for bank customers - 7707 Forsyth Blvd., St. Louis, MO 63105

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Sundison	Phylos	JH	Vice President, Manager Fixed Income Tradin
Last	First	Middle	Title

Last	First	Middle	Title

Last	First	Middle	Title

Last	First	Middle	Title

Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes   B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Ginni	L.	Weavers	2nd Vice Pres., Manager
First	Middle	Last	Title Brokerage Operations

[signature]	9-12-08
Manual Signature	Date

* END*